[K&L GATES LLP (LOS ANGELES OFFICE) LETTERHEAD]

April 25, 2014

CONFIDENTIAL SUBMISSION VIA EDGARLink

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	iRadimed Corporation
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, iRadimed Corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).  The Registration Statement submitted herewith relates to the proposed initial public offering of the Company’s common stock.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues during the fiscal year ended December 31, 2013, its most recently completed fiscal year, were less than $1 billion.  In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made via EDGAR at a later date, which in no event will be less than 21 days before the Company commences its road show.

If you have any questions or comments concerning this confidential submission, please do not hesitate to contact the undersigned at 310-552-5083 or anh.tran@klgates.com.

Very truly yours,

/s/ Anh Q. Tran
Anh Q. Tran, Esq.